Oct 25, 2021

Dear Greg,,

Lesley Visser and I hereby submit our resignations from the Board of Directors and as officers of ALTD. We are confident that ALTD is in good hands now that the merger has been completed and that you have assembled a quality team of people to guide the company to the next levels of success.
Lesley will be retiring in the next couple of years and we've decided to enjoy some time off.
We of course, wish all success to ALTD.

Sincerely,

Robert Kanuth

Lesley Visser